Filed Pursuant to Rule 424(b)(3)
                                                              File No. 333-08869


MARCH 2003                                        KENMAR
                                                  ------------------------------
                                                  GLOBAL
SUMMARY                                           ------------------------------
                                                  TRUST
                                                  ------------------------------


Kenmar Global Trust (KGT) ended March -4.23% due to losses in energies and global interest rates. The Net Asset Value per unit of KGT was $112.98 as of March 31, 2003.

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Allocation of Assets to Advisors

                        Mar 1 2003       Apr 1 2003
                        ----------       ----------
Graham                      32%              30%
Grinham                     37%              41%
Transtrend                  31%              29%

--------------------------------------------------------------------------------

During March 2003, investor actions were dominated by the war with Iraq. Global markets vacillated in reaction to varying news reports as to the length and severity of the war in the Middle East. The main US indices shot higher as the US led air strike campaigns against Saddam Hussein's regime began and images of fireballs above Baghdad stoked hopes of a quick war. Optimism quickly gave way to worry and US equities continued their downward trend, as concerns about the war in Iraq was seen hitting corporate earnings and consumer sentiment remained low. Similarly, in Europe worries over the duration of the war in Iraq weighed on sentiment. Japanese equity markets did not fare better as war and domestic economic weakness sent Tokyo stocks tumbling.


Early in the month, government bond yields in the world's leading markets fell to historic lows, as fears about instability in the Korean peninsula combined with existing fears about Iraq led investors to seek safety in government debt. Global fixed income markets reversed mid-month as investors fled fixed income and jumped into the "war rally". This optimism, however, was short-lived and prices rose as investors once again fled equities for debt. In Asia, Japanese Government Bond prices were range bound for the month.

Price patterns in global currency markets were volatile in March and once the war was underway, concern over the its length weighed on most major currencies. Initially, optimism over a quick war boosted the US dollar, however by month-end the greenback eased back against other leading currencies as news of strong resistance by Iraqi troops forced investors to readjust expectations of the length of the war. The Japanese yen started the month higher but suspicions that the Bank of Japan was defending the dollar after data revealed a second month of covert intervention - capped the upside for the Japanese currency. In Britain, sterling was pressured by both the uncertainty regarding Iraq and the isolation of Prime Minister Tony Blair over his stance regarding Iraq. Additionally, political tensions within Mr. Blair's Labour Party weighed heavily on the British currency.

In the commodity currencies, Canada's current account surplus, its higher interest rates and its robust economy have helped boost the Canadian dollar which recently pushed its US counterpart to a 2-year low. Alternatively, in the Australian and New Zealand dollars, risk aversion seemed to be sapping the strength of those currencies, which have been among the best performing of the year.

In the energies, crude prices were volatile; prices came off highs of $36 a barrel to end the month at approximately $31 a barrel. Gold fell to a three-month low as investors pulled out of the traditional safe haven asset after the US dollar and global markets rebounded from recent falls. Alternatively at month-end, the price of the precious metal rose as investors returned to the traditional safe haven. Silver prices tracked gold. Grain prices tumbled for the month.

To the best of my knowledge and belief, the above information is accurate and complete.


Sincerely,

/s/ Esther Eckerling Goodman

Esther Eckerling Goodman
Chief Operating Officer and
Senior Executive Vice President
Kenmar Advisory Corp., as Managing Owner
Kenmar Global Trust


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        PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS
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[KENMAR LOGO]

Kenmar Advisory Corp.


For further information contact      Two American Lane         Tel  203.861.1025
Kenmar Securities, Inc.              PO Box 5150               Fax  203.552.1500
                                     Greenwich, CT 06831

                               KENMAR GLOBAL TRUST
                          UNAUDITED ACCOUNT STATEMENT
                      FOR THE MONTH ENDING MARCH 31, 2003


                            STATEMENT OF INCOME(LOSS)

TRADING INCOME (LOSS)
Realized Trading Gain/(Loss)                                      $  611,987.18
Change in Unrealized Gain/(Loss)                                 ($1,457,796.55)
Gain/(Loss) on Other Investments                                 ($      154.26)
Brokerage Commission                                             ($  189,568.22)
                                                                 ---------------
Total Trading Income                                             ($1,035,531.85)

EXPENSES
Audit Fees                                                        $    3,333.33
Administrative and Legal Fees                                     $   28,877.02
Management Fees                                                   $        0.00
Incentive Fees                                                   ($  188,770.54)
Other Expenses                                                    $   10,000.00
                                                                 ---------------
Total Expenses                                                   ($  146,560.19)

INTEREST INCOME                                                   $   13,442.85
NET INCOME(LOSS) FROM THE PERIOD                                 ($  875,528.81)
                                                                 ===============

                  STATEMENT OF CHANGES IN NET ASSET VALUE (NAV)

Beginning of Month                      $20,680,167.24
Addition                                $   935,764.78
Withdrawal                             ($   129,656.20)
Net Income/(Loss)                      ($   875,528.81)
                                       ----------------
Month End                               $20,610,747.00

Month End NAV Per Unit                         $112.98

Monthly Rate of Return                           -4.23%
Year to Date Rate of Return                       1.99%





   To the best of our knowledge and belief, the information above is accurate and complete:


/s/ Kenneth A. Shewer                                 /s/ Marc S. Goodman

Kenneth A. Shewer, Chairman                           Marc S. Goodman, President


                    Kenmar Advisory Corp., General Partner of
                               Kenmar Global Trust